77C Matters submitted to a vote of security holders


Columbia Intermediate Government Income Fund
On September 16, 2005, a Special Meeting of the Shareholders of the Fund was held to approve the following items, as described in the combined Proxy Statement/Prospectus for the Meeting. The votes cast at the Meeting were as follows:


To elect Trustees:
                               For                      Withheld
Douglas A. Hacker          251,538,910.788           4,263,833.338
Janet Langford Kelly       251,528,357.353           4,274,386.773
Richard W. Lowry           251,683,555.163           4,119,188.963
Charles R. Nelson          251,750,257.178           4,052,445.948
John J. Neuhauser          251,738,893.036           4,063,851.090
Patrick J. Simpson         251,810,145.436           3,992,598.690
Thomas E. Stitzel          251,716,092.327           4,086,651.799
Thomas C. Theobald         251,754,592.177           4,048,151.949
Anne-Lee Verville          251,490,856.305           4,311,887.821
Richard L. Woolworth       251,630,779.504           4,717,964.622
William E. Mayer           147,422,123.221         108,380,620.905

                  Shares of beneficial interest being a plurality of the shares represented at the Meeting.

To approve an Agreement and Plan of Reorganization:

   For:           26,755,198.902    shares of beneficial interest being a
                                    majority of the shares represented
                                    at the Meeting
   Against:            46,239.898   shares of beneficial interest
   Abstain:            44,090.457 shares of beneficial interest

(proxy statement/prospectus incorporated herein by reference to Accession number 0000950144-05-006567)


Columbia Core Bond (formerly named Columbia Quality Plus Bond Fund)

On September 16, 2005, a Special Meeting of the Shareholders of the Fund was held to approve the following items, as described in the combined Proxy Statement/Prospectus for the Meeting. The votes cast at the Meeting were as follows:


To elect Directors:
                                 For                    Withheld
Douglas A. Hacker          244,754,992.069           4,282,001.651
Janet Langford Kelly       244,870,336.607           4,166,657.113
Richard W. Lowry           244,794,683.880           4,242,309.840
Charles R. Nelson          244,956,325.687           4,080,668.033
John J. Neuhauser          244,938,714.920           4,098,278.800
Patrick J. Simpson         244,916,892.230           4,120,101.490
Thomas E. Stitzel          244,843,277.310           4,193,716.410
Thomas C. Theobald         244,769,469.612           4,267,524.108
Anne-Lee Verville          244,891,946.296           4,145,047.424
Richard L. Woolworth       244,840,858.636           4,196,135.084
William E. Mayer           235,579,855.246           13,457,108.474

                           Shares of beneficial interest being a plurality of the shares represented at the Meeting.


Amend fundamental investment restrictions with respect to borrowing money, pledging assets, and issuing senior securities.

For:              71,778,875.434   Shares of beneficial interest being a
                                   majority of the shares represented at the
                                   meeting.
Against:          274,555.721      Shares of beneficial interest
Abstain:           95,731.221      Shares of beneficial interest

Amendment to fundamental investment restrictions with respect to making loans

For:              72,008,274.241   Shares of beneficial interest being a
                                   majority of the shares represented at the
                                   meeting.
Against:             56,642.068    Shares of beneficial interest
Abstain:              84,273.067   Shares of beneficial interest

Amendment to fundamental investment restrictions with respect to diversification of investments.
For:           71,802,127.059   shares of beneficial interest being a majority
                                of the shares represented at the meeting.
Against:          273,637.207   shares of beneficial interest
Abstain:           73,398.110   shares of beneficial interest

Amendment to fundamental investment restrictions with respect to investments in commodities.

For:         71,998,223.720    Shares of beneficial interest being a majority
                               of the shares represented at the meeting.
Against:        54,203.126     Shares of beneficial interest
Abstain:        96,735.530     Shares of beneficial interest

Amendment to fundamental investment restrictions with respect to investments in real estate.

For:       72,007,128.728  Shares of beneficial interest being a
                           majority of the shares represented at the meeting.
Against:       44,811.618  Shares of beneficial interest
Abstain:       97,222.030  Shares of beneficial interest

Amendment to fundamental investment restrictions with respect to underwriting of securities.

For:        72,018,918.458 Shares of beneficial interest being a majority of the shares represented at the meeting.
Against:        50,633.207 Shares of beneficial interest
Abstain:        79,610.711 Shares of beneficial interest

Amendment of fundamental investment restrictions with respect to concentrating investments in an industry.

For:      72,014,376.044  Shares of beneficial interest being a majority of the shares represented at the meeting.
Against:      58,667.265  Shares of beneficial interest
Abstain:      76,119.067  Shares of beneficial interest

(proxy statement/prospectus incorporated herein by reference to Accession number 0000950135-05-004076



Columbia Core Bond Fund
77D Policies with respect to security investments

On October 21, 2005 the section of the Fund's prospectus under the heading "Principal Investment Strategies" was revised and replaced in its entirety with the following disclosure:

The Fund invests primarily in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, as well as in U.S. and foreign corporate debt obligations, such as notes and bonds. The Fund also invests in asset-backed and mortgage-backed securities and in money market instruments, such as commercial paper and obligations of U.S. and foreign banks.

The Fund may participate in mortgage dollar rolls and may roll all, a portion, or none of the Fund's mortgage positions.

The Fund may from time to time invest in a limited amount of interest rate futures contracts. The Fund will use interest rate futures contracts, which may be considered derivatives, in an effort to manage the impact to the Fund of changes in interest rates.

In selecting portfolio securities for the Fund, the Fund's investment advisor monitors and evaluates economic trends. It establishes duration targets and ranges of interest rates on bonds of various maturities, and determines the appropriate allocation of the Fund's investments among various market sectors.

Substantially all of the Fund's investments (under normal circumstances, at least 80% of the Fund's net assets plus any borrowings for investment purposes) will be debt obligations of investment grade quality. These are securities which have one of the top four ratings assigned by Standard & Poor's Ratings Group (S&P), Moody's Investors Service, Inc. (Moody's) or Fitch, Inc. (Fitch), or are unrated securities determined by the advisor to be of comparable quality. High quality securities tend to pay less income than lower-rated securities. Occasionally, the rating of a security held by the Fund may be downgraded to below investment grade. If that happens, the Fund does not have to sell the security unless the advisor determines that under the circumstances the security is no longer an appropriate investment for the Fund. However, the Fund will sell promptly any debt securities that are not rated investment grade by S&P, Moody's or Fitch (or unrated but determined by the advisor to be of comparable quality) to the extent such securities exceed 5% of the Fund's net assets.

The Fund's average weighted maturity will vary from time to time depending on current market and economic conditions and the advisor's assessment of probable changes in interest rates.

The Fund will sell a portfolio security when, as a result of changes in the economy or the performance of the security or other circumstances, the advisor believes that holding the security is no longer consistent with the Fund's investment goal.

As part of its investment strategy, the Fund may buy and sell securities frequently. This may result in higher transaction costs and additional tax liability.

Additional strategies that are not principal investment strategies and the risks associated with them are described later in this prospectus under "Other Investment Strategies and Risks."

Also on October 21, 2005, the Fund added the following disclosure under the heading "Principal Investment Risks" in the Fund's prospectus:

Mortgage dollar rolls are transactions in which the Fund sells mortgage-backed securities to a dealer and simultaneously agrees to purchase similar securities in the future at a predetermined price. These transactions simulate an investment in mortgage-backed securities and have the potential to enhance the Fund's returns and reduce its administrative burdens, compared with holding mortgage-backed securities directly. Mortgage dollar rolls involve the risks that the market value of the securities the Fund is obligated to repurchase may decline below the repurchase price, or that the other party may default on its obligations. These transactions may increase the Fund's portfolio turnover rate.


77L Legal Proceedings
On February 9, 2005, Columbia Management (which has since merged into Banc of America Capital Management, LLC(now named Columbia Management Advisors, LLC)) and Columbia Funds Distributor, Inc.(which has been renamed Columbia Management Distributors, Inc.) ("CMD") (collectively, the "Columbia Group") entered into an Assurance of Discontinuance with the New York Attorney General ("NYAG") (the "NYAG Settlement") and consented to the entry of a cease-and-desist order by the Securities and Exchange Commission ("SEC") (the "SEC Order"). The SEC Order and the NYAG Settlement are referred to collectively as the "Settlements". The Settlements contain substantially the same terms and conditions as outlined in the agreements in principle which Columbia Group entered into with the SEC and NYAG in March, 2004.

Under the terms of the SEC Order, the Columbia Group has agreed among other things, to: pay $70 million in disgorgement and $70 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to review the Columbia Group's applicable supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (see below). The Columbia Funds have also voluntarily undertaken to implement certain governance measures designed to maintain the independence of their boards of trustees. The NYAG Settlement also, among other things, requires Columbia Management and its affiliates to reduce certain Columbia Funds (including the former Nations Funds) and other mutual funds management fees collectively by $32 million per year for five years, for a projected total of $160 million in management fee reductions.

Pursuant to the procedures set forth in the SEC Order, the $140 million in settlement amounts described above will be distributed in accordance with a distribution plan to be developed by an independent distribution consultant who is acceptable to the SEC staff and the Columbia Funds' independent trustees. The distribution plan must be based on a methodology developed in consultation with the Columbia Group and the funds' independent trustees and not unacceptable to the staff of the SEC. At this time, the distribution plan is still under development. As such, any gain to the funds or their shareholders cannot currently be determined.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased redemptions or reduced sales of fund shares, which could increase transaction costs or operating expenses, or have other adverse consequences for the funds.

A copy of the SEC Order is available on the SEC website at http://www.sec.gov. A copy of the NYAG Settlement is available as part of the Bank of America Corporation Form 8-K filing on February 10, 2005.

In connection with events described in detail above, various parties have filed suit against certain funds, the Trustees of the Columbia Funds, FleetBoston Financial Corporation and its affiliated entities and/or Bank of America and its affiliated entities. More than 300 cases including those filed against entities unaffiliated with the funds, their Boards, FleetBoston Financial Corporation and its affiliated entities and/or Bank of America and its affiliated entities have been transferred to the Federal District Court in Maryland and consolidated in a multi-district proceeding (the "MDL").

The derivative cases purportedly brought on behalf of the Columbia Funds in the MDL have been consolidated under the lead case. The fund derivative plaintiffs allege that the funds were harmed by market timing and late trading activity and seek, among other things, the removal of the trustees of the Columbia Funds, removal of the Columbia Group, disgorgement of all management fees and monetary damages.

On March 21, 2005, purported class action plaintiffs filed suit in Massachusetts state court alleging that the conduct, including market timing, entitles Class
B shareholders in certain Columbia Funds to an exemption from contingent deferred sales charges upon early redemption (the "CDSC Lawsuit"). The CDSC Lawsuit has been removed to federal court in Massachusetts and the federal Judicial Panel has transferred the CDSC Lawsuit to the MDL.

The MDL is ongoing. Accordingly, an estimate of the financial impact of this litigation on any fund, if any, cannot currently be made.

In 2004, certain Columbia Funds, the Trustees of the Columbia Funds, advisers and affiliated entities were named as defendants in certain purported shareholder class and derivative actions making claims, including claims under the Investment Company and the Investment Advisers Acts of 1940 and state law. The suits allege, inter alia, that the fees and expenses paid by the funds are excessive and that the advisers and their affiliates inappropriately used fund assets to distribute the funds and for other improper purposes. On March 2, 2005, the actions were consolidated in the Massachusetts federal court as In re Columbia Entities Litigation. The plaintiffs filed a consolidated amended complaint on June 9, 2005. On November 30, 2005, the judge dismissed all claims by plaintiffs and ordered that the case be closed.